UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A
(Amendment No. 1)

SEC File Number:  001-35572
CUSIP Number:  20585P
NOTIFICATION OF LATE FILING

(Check One):
| X | Form 10-K |_| Form 20-F |_| Form 11-K | _ | Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: January 31, 2016

|_|           Transition Report on Form 10-K
|_|           Transition Report on Form 20-F
|_|           Transition Report on Form 11-K
|_|           Transition Report on Form 10-Q
|_|           Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A
PART I
REGISTRANT INFORMATION

Xura, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

200 Quannapowitt Parkway
Address of Principal Executive Office (Street and Number)

Wakefield, MA 01880
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
| |
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

On April 15, 2016, Xura, Inc. (the “Company”) filed with the SEC a Form 12b-25, Notification of Late Filing, indicating that it was not able to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2016 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. At that time, the Company expected that the Form 10-K would be filed on or before the fifteenth calendar day following the prescribed due date (the “Extension Period”).

The Company was unable to complete and file the Form 10-K within the Extension Period due to additional delays resulting from the Company’s ongoing review of accounting matters relating to income taxes and evaluation of the implications on its controls. The Company's management and the Company’s financial reporting, accounting and tax personnel are also engaged in ongoing negotiations for the potential sale of the Company at a purchase price of $25 per share.  As of the date of this filing, the Company has not entered into any agreement in principle or any other definitive agreement to sell the Company and there can be no assurance that such negotiations will ultimately result in a transaction.  The Company is working diligently to complete the work necessary to file the Form 10-K and intends to file such report as soon as practicable.

PART IV
OTHER INFORMATION

Jacky Wu	(781) 246-9000
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company furnished on April 15, 2016 a Current Report on Form 8-K which included a press release (the “Press Release”) disclosing estimated preliminary unaudited results for the three months and fiscal years ended January 31, 2016 and 2015 and cash information as of January 31, 2016 (the “2015 Information”). The 2015 Information set forth in the Press Release is incorporated herein by reference.

Forward-Looking Statements

This Form 12b-25 and the Press Release include “forward-looking statements.” Forward-looking statements include the potential entry into a transaction for the sale of the Company, the timing of filing the company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016, statements about expected synergies relating to recent transactions, statements of plans and objectives for future operations, and assumptions relating thereto. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “expects,” “plans,” “anticipates,” “estimates,” “believes,” “potential,” “projects,” “forecasts,” “intends,” or the negative thereof or other comparable terminology.

Although the Company is in exclusive strategic negotiations for the potential sale of the company, as of the date of this filing, the Company has not entered into any agreement in principle or any other agreement and there can be no assurance that such negotiations will ultimately result in a transaction.

The financial results provided are unaudited, preliminary and estimated, subject to ongoing internal review and external audit in connection with the preparation of the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016, and therefore are subject to changes.

Our 2016 guidance and other forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance and the timing of events to differ from those anticipated, expressed or implied by the forward-looking statements in this press release. Such risks or uncertainties may give rise to claims or regulatory issues, increase exposure to contingent liabilities and cause pressure on the Company's stock price. Many of these risks and uncertainties are described in the sections entitled “Forward-Looking Statements” and Item 1A, “Risk Factors” and elsewhere in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2015, its Quarterly Reports on Form 10-Q for the quarters ended October 31, 2015, July 31, 2015 and April 30, 2015, or may be disclosed in other subsequently filed periodic, current or other reports. We undertake no commitment to update or revise any forward-looking statements except as required by law.

The documents and reports we file with the SEC are available through us, or our website, www.Xura.com, or through the SEC's Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at www.sec.gov.

Xura, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2016		XURA, INC.

	By:	/s/ Jacky Wu
	Name:	Jacky Wu
	Title:	Executive Vice President and Chief Financial Officer